UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM SD
SPECIALIZED DISCLOSURE REPORT
SILICON LABORATORIES INC.
(Exact name of registrant as specified in its charter)

Delaware	000-29823	74-2793174
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

400 West Cesar Chavez, Austin, TX	78701
(Address of Principal Executive Offices)	(Zip Code)

Dean Butler	(512) 416-8500
(Name and telephone number, including area code, of the person to contact in connection with this report.)
Check the appropriate box to indicate the rule pursuant to which this form is being filed:
☑ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.
☐ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended _____.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

This Specialized Disclosure Report on Form SD (“Form SD”) of Silicon Laboratories Inc. (“Silicon Laboratories” or “the Company”) is presented to comply with Section 13(p) under the Securities Exchange Act of 1934, as amended, and Rule 13p-1 thereunder, for the reporting period January 1, 2025 through December 31, 2025. A copy of the “Silicon Laboratories Inc. Conflict Minerals Report” for the calendar year ended December 31, 2025 (the “Conflict Minerals Report”) is filed as Exhibit 1.01 hereto and is also available in the Investor Relations section of Silicon Laboratories’ website under “Corporate Governance” at www.silabs.com. Silicon Laboratories’ website and the information contained therein or connected thereto are not intended to be incorporated by reference into this Form SD.

Item 1.02 Exhibit

The Conflict Minerals Report is filed as Exhibit 1.01.
Section 2 - Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable.
Section 3 - Exhibits
Item 3.01 Exhibits

Exhibit No.	Description
1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SILICON LABORATORIES INC.

May 28, 2026	/s/ Dean Butler
Date	Dean Butler
Senior Vice President and
Chief Financial Officer